March 25, 2010

Mr. Tom Kluck                                                                                                   VIA EDGAR
Division of Corporation Finance
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549

Re:          Elbit Imaging Ltd.
Form 20-F
Filed June 19, 2009
File No.000-28996

Dear Mr. Kluck:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 15, 2010, regarding the Annual Report on Form 20-F of Elbit Imaging Ltd. (the “Company” or “we”), for the year ended December 31, 2008, which was filed with the Commission on June 19, 2009 (the “Form 20-F”).

For reference purposes, the Staff’s comment has been reproduced herein, followed by the Company’s response.

Item 19. Exhibits

1.
We note your response to comment 1 of our letter dated December 23, 2008 [2009]. In response to our comment, you state that the agreement with your chairman is a management contract and that you are not required to file it pursuant to Item 19.4(c)(v) of Form 10-F [20-F]. It appears that the agreement is with a company belonging to the chairman and not directly with the chairman. Further, we note your disclosure on page F-114 that “no employer-employee relationship will exist between the Chairman and the company”. Please advise why this agreement should not be considered a material business contract under 19.4(b)(i) of Form 20-F. Please provide a similar analysis with respect to the service agreement between your Chairman and PC. Additionally, please advise whether the chairman’s company employs other individuals that provide services to you.

Response

Management Agreement with the Company

Our Executive Chairman, Mr. Mordechay Zisser, was appointed as our Executive Chairman, in May 1999. At the time, the terms of such appointment were governed by a personal employment agreement between Mr. Zisser and the Company. On July 31, 2005, said employment agreement was terminated pursuant to its terms.

In March 2006 our Audit Committee and Board of Directors resolved to continue to receive the same management services from Mr. Zisser through a management agreement signed with Mr. Zisser’s wholly owned company, Europe Israel M.M.S. Ltd. (“EIL”).

Under the terms of the management agreement, the management services must be provided by Mr. Zisser only and services may also be provided to private subsidiaries and/or affiliates of the Company. EIL has no other employees who provide services to the Company.

In its approval of such services, the Company’s Audit Committee noted that this change in the arrangement with Mr. Zisser was made at the request of Mr. Zisser and is a customary arrangement with senior officers in Israel. The Audit Committee also noted that the monthly cost to the Company of such services is similar to the monthly cost of Mr. Zisser’s employment up to such time, and furthermore, that the services to be rendered by Mr. Zisser to the Company under such agreement are identical to the services provided by Mr. Zisser under his former employment agreement.

In short, for all practical purposes, despite the transition from an employment agreement to a management agreement, Mr. Zisser continues to provide the same management services to the Company. Therefore, the Company views the management agreement with EIL is a "management contract" for purposes of Item 19(c). This is also the reason that the Company provided disclosure of such agreement as part of management compensation under Item 6.B.

As Mr. Zisser is considered the controlling shareholder of the Company, such agreement, according to Israeli law, requires the approval of the Company’s Audit Committee, Board of Directors and shareholders (by a special majority vote).  Pursuant to Israeli law, the Company described the essential terms and conditions of the management agreement in its proxy statement of April 20, 2006. Therefore, we have followed the exemption provided in Item 19.4(c)(v) of Form 20-F, which allows us to follow home country practice in this regard, and did not attach such agreement as an exhibit.

Service Agreement with Plaza Centers NV ("PC")

Mr. Zisser is an employee of PC. Therefore, the Company views Mr. Zisser’s service agreement with PC is a "management contract" for purposes of Item 19(c) and accordingly provided disclosure of such agreement as part of management compensation under Item 6.B.

As Mr. Zisser is considered the controlling shareholder of the Company, such agreement, according to Israeli law, required the approval of the Company’s Audit Committee, Board of Directors and shareholders (by a special majority vote).

Pursuant to Israeli law, the Company described the essential terms and conditions of the service agreement in its proxy statement of September 6, 2007. Therefore, we have followed the exemption provided in Item 19.4(c)(v) of Form 20-F, which allows us to follow home country practice in this regard, and did not attach such agreement as an exhibit.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact the undersigned at +972-3-608-6012.

We thank you in advance for your assistance.

Sincerely,

/s/ Doron Moshe
Chief Financial Officer